Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES ADDITIONAL BUYBACK OF NOTES SERIES I

Tel Aviv, Israel, November 29, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today the continued acquisition of its (Series I) notes (the “Notes”) debentures under its buy-back plans, as detailed below:

1.	Previous Buy-Back Plan

Further to its press releases dated July 18, 2018, October 11, 2018, October 18, 2018, October 25, 2018, November 8, 2018, November 15, 2018 and November 22, 2018 regarding a Buy-Back plan for its Notes (the “Previous Buy-Back Plan”), that it completed repurchases of additional 21,399,332 par value Notes.

Below is a table containing a summary of data regarding the repurchase of Notes under the Previous Buy-Back Plan:

Note	The acquiring corporation	Quantity purchased (Par value)	Weighted average price	Total amount paid(NIS)
Series I	Elbit Imaging Ltd	54,289,327	128.94	70,000,000

2.	New Buy-Back Plan

Further to its press release dated November 26, 2018 regarding a new Buy-Back plan for its Notes (the “New Buy-Back Plan”), that it completed repurchases of 3,510,019 par value Notes.

Below is a table containing a summary of data regarding the repurchase of Notes under the New Buy-Back Plan:

Note	The acquiring corporation	Quantity purchased (Par value)	Weighted average price	Total amount paid (NIS)
Series I	Elbit Imaging Ltd	3,510,019	130.50	4,580,754

Since the issuance of the Notes (in February 2014) and until the date of this press release, the Company has published three (3) buy-back plans (including the New Buy-Back Plan) for the repurchase of up to NIS 200 million of Notes. As of the date of this press release, the Company has purchased par value NIS 100.05 million Notes for a total cash consideration of NIS 123.80 million.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com